AVC Advocat

May 2, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Advocat Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 29, 2005
File No. 001-12996

Dear Mr. Spirgel:

This is written in response to your letter dated April 20, 2005 regarding Advocat Inc.’s (the Company) filing referenced above. Our responses are keyed to the comments in your letter. As requested in your letter, this letter and exhibits will be filed on EDGAR.

SEC Comment

Self Insurance Reserves, page 38

1.	We note that you use a third-party actuarial firm to assist you in estimating the appropriate accrual for any claims. Please:

a.	Tell us the methodology and assumptions used by the actuarial firm

b.	Tell us why you believe the use of an actuary is necessary

c.	Disclose the above details in your critical accounting policies. Discuss the nature of the estimates or assumptions that are material due to the levels of subjectivity and judgment necessary, and why the impact of the estimates and assumptions on your financial condition or operating performance is material. Also, quantify the potential impact of any changes in your assumptions.

Company Response

a.	Tell us the methodology and assumptions used by the actuarial firm

Methodology

The actuary estimates the ultimate cost for all professional liability claims incurred in a period and includes estimates for both claims reported and claims incurred but not reported. The estimate is made quarterly based on then available information.

The Company provides the actuary information with regard to historical losses incurred by the Company for professional liability claims. For the 2004 financial statements, the actuary used losses covering a 10 year period, from March 1995 through March 2005, as the basis for estimates. Based on this historical data, the actuary develops estimates of the average cost per claim and the frequency of claims per occupied bed. The average cost per claim includes legal and other expenses incurred. These averages are used to generate the initial estimate of the ultimate professional liability cost for a given period in relation to the Company’s occupancy for that period.

On a quarterly basis, as claims are reported and lawsuits filed, the Company obtains from its insurers and third party claims administrator reports of claims incurred by the Company. These reports contain information relevant to the liability actually incurred to date with that claim as well as the third-party administrator’s estimate of the anticipated total cost of the claim (this estimate is initially developed based on the third-party administrator’s initial review of the facts giving rise to the claim). This information is reviewed by management and provided to the actuary. The actuary uses this information to determine the timing of claims reporting and the development of reserves, and compares the information obtained to its original estimates of liability based on the average-frequency and cost-per claim methodology. Based on the actual claim information obtained and on estimates regarding the number and cost of additional claims anticipated in the future, the reserve estimate for a particular period may be revised upward or downward on a quarterly basis. Thus, the accrual for older periods is determined by using currently-known information to adjust the initial reserve that was created almost exclusively by the “frequency times severity” methodology.

The actuary evaluates claims and potential claims incurred for periods beginning March 9, 2000. Prior to that time, the Company had adequate insurance in place to cover claims on a claims-incurred basis without significant uninsured risk to the Company. Beginning with the March 9, 2000 policy period, insurance coverage was on a claims made basis. Reference should be made to pages 39 through 41 of the 2004 10-K for a description of the Company’s insurance coverage.

The accrual for losses computed by the actuary is adjusted to take into consideration available insurance coverage, although as noted above, the Company’s coverage is relatively low, and has been completely exhausted in some periods.

All losses are projected on an undiscounted basis. There are significant uncertainties with regard to the timing of future cash outflows, and discounting of the liability would therefore not be appropriate.

Assumptions

The accuracy and reliability of the estimated ultimate losses as determined by the actuary depend on the following:

(i)	The reliability of historical experience to serve as an indicator of future experience, especially as regards to development of open claims.

(ii)	The assumption that the historical distribution of exposures by geographic area and the nature of the Company’s operations are representative of its ongoing operations.

(iii)	The appropriateness of indices from government and industry sources used to develop and trend losses and exposures.

(iv)	The assumption that average claims cost will increase in the future at a rate of 5% per year, which assumption is based on insurance industry general liability inflation trend data.

(v)	The quality of detail loss, exposure, and other data provided by the insurance companies and the Company. The actuary relies on this data without detail verification or audit.

(vi)	The assumption that it is appropriate to limit claim exposure to $4.5 million, the limit at which historical data is considered reasonable to estimate expected losses; and

(vii)	The assumption that the legal environment will continue without significant tort reform or other precedent setting legal opinions.

b.	Tell us why you believe the use of an actuary is necessary

The Company must record in each period its estimated liability for claims incurred. Management believes that the use of actuarial methods that are based on the expected frequency of claims and their average severity, based on historical trends, provides the best and most objective method to estimate its liability for professional and general liability claims. Management considers the use of this methodology appropriate for many reasons, including the following:

(1)	The majority of the claims incurred during a given period will not be known for months or even years. While some of the professional liability claims incurred by the Company can be traced to a particular event occurring on a date certain, which event becomes known to the Company shortly after it occurs, the majority of the professional liability claims against the Company are not tied to a specific alleged incident and involve allegations of neglect over time or events that the Company did not expect to give rise to a claim. Thus, at the end of each period, the Company is aware that the known claims represent only a small portion of the actual liability that the Company can expect to incur for claims occurring during that period. Thus, the Company’s initial reserve for claims incurred during a period is compromised almost exclusively of incurred but not yet reported (“IBNR”) claims.

(2)	Given the nature of the Company’s business, evaluating potential liability from a known incident is often difficult. For example, consider an injury resulting from a fall by a patient at one of the Company’s facilities. Elderly, infirm people suffer falls, and the fact that an injury occurred does not mean that the facility failed to meet the applicable standard of care with respect to that patient or that a claim will be asserted related to that fall. Patients or their family members often do not assert claims against the Company for extended periods of time. For similar reasons, it is not unusual for patients or their families to assert claims arising from alleged incidents occurring many months or even years earlier that the Company had no reason to believe would ever develop into claims.

(3)	Even after a claim is asserted, the actual liability will not be known until the case settles or a final judgment is entered, events that usually do not occur until years after the incident or incidents giving rise to the claim. This long time cycle lends itself to an estimation process that is based on average frequencies over a long period of time.

(4)	Estimating liability for a particular claim is inherently uncertain and particularly difficult with respect to claims arising from the operation of a skilled nursing facility business. Claims may be settled through negotiation, arbitration or through jury award. The facts and circumstances of each claim vary significantly, and the amount of ultimate liability for an individual claim may vary due to many factors, including the quality of legal representation, the individual jurisdiction in which the claim is pending, and the views of the particular judge or jury deciding the case. History has shown, both with respect to the Company and the industry as a whole, that potential exposure for a given claim cannot with any certainty be limited to a narrow estimate of liability. The Company learned this fact first hand in 2000 when a jury returned a $77 million dollar verdict on a claim that management, its advisors and attorneys did not believe presented the risk of a large verdict. For these reasons, management believes that estimates based on average severity of claims over an extended period of time provide the best basis for estimating the ultimate claims cost. The actuarial methods relied on by the Company provide an objective basis for estimating a liability that is material to its financial position and results of operations. Given the difficulties outlined above, Management does not believe there exists any viable alternative to the use of these methods. Management also believes that expertise in actuarial methodologies is required to estimate these liabilities. The Company does not have an employee qualified to make these measurements and would not have access to critical industry data, and believes that the use of a third party actuary is a cost effective solution.

c.	Disclose the above details in your critical accounting policies. Discuss the nature of the estimates or assumptions that are material due to the levels of subjectivity and judgment necessary, and why the impact of the estimates and assumptions on your financial condition or operating performance is material. Also, quantify the potential impact of any changes in your assumptions.

Revision to disclosure

The Company proposes revising its disclosure of critical accounting policies under the heading Self Insurance Reserves as provided below in future filings. The language is marked to show changes from disclosure in the Company’s 2004 10-K.

Self-Insurance Reserves

Self-insurance reserves primarily represent the accrual for self insured risks associated with general and professional liability claims, employee health insurance and workers compensation. The self insurance reserves include estimates of liability for incurred but not reported claims, estimates of liability for reported but unresolved claims, actual liabilities related to settlements, including settlements to be paid over time, and estimates of legal costs [incurred and expected to be incurred]. The Company’s policy with respect to a significant portion of the general and professional liability claims is to use a third-party actuary to support the estimates recorded for the development of known claims and incurred but unreported claims. The Company’s health insurance reserve is based on known claims incurred and an estimate of incurred but unreported claims determined by an analysis of historical claims paid. The Company’s workers compensation reserve relates to periods of self insurance prior to May 1997 and a high deductible policy issued July 1, 2002 through June 30, 2003 covering most of the Company’s employees in the United States. The reserve for workers compensation self insurance prior to May 1997 consists only of known claims incurred and the reserve is based on an estimate of the future costs to be incurred for the known claims. The reserve for the high deductible policy issued July 1, 2002 is based on known claims incurred and an estimate of incurred but not reported claims determined by an analysis of historical claims incurred. Expected insurance coverages are reflected as a reduction of the reserves.

[Because the Company anticipates that its actual liability for existing and anticipated claims will exceed the Company’s limited professional liability insurance coverage, the Company has recorded total liabilities for reported professional liability claims and estimates for incurred but unreported claims of $42.9 million as of December 31, 2004. The Company does not have cash or available resources to pay these accrued professional liability claims or any significant portion thereof.

The Company’s] self insurance reserves are assessed on a quarterly basis [based on currently available information], with changes in estimated losses and effects of settlements being recorded in the consolidated statements of operations in the period identified. The amounts recorded for professional and general liability claims are adjusted for revisions in estimates and differences between actual settlements and reserves as determined each period with changes in estimated losses being recorded in the consolidated statements of operations in the period identified. Any increase in the accrual decreases income in the period, and any reduction in the accrual increases income during the period.

[The Company retains a third-party actuarial firm to estimate the appropriate accrual for incurred professional liability claims. The actuarial estimate represents the ultimate cost for all professional liability claims incurred in a period and includes estimates for both claims reported and claims incurred but not reported. All losses are projected on an undiscounted basis.

The Company provides the actuary information with regard to historical losses incurred by the Company for professional liability claims. For the 2004 financial statements, the actuary used losses covering a 10 year period, from March 1995 through March 2005, as the basis for estimates. Based on this historical data, the actuary develops estimates of the average cost per claim and the frequency of claims per occupied bed. The average cost per claim includes legal and other expenses incurred. These averages are used to generate the initial estimate of the ultimate professional liability cost for a given period in relation to the Company’s occupancy for that period.

The actuary evaluates claims and potential claims incurred for periods beginning March 9, 2000. Prior to that time, the Company had adequate insurance in place to cover claims on a claims-incurred basis without significant uninsured risk to the Company. Beginning with the March 9, 2000 policy period, insurance coverage was on a claims made basis. See “Business — Professional Liability and Other Liability Insurance” for a description of the Company’s insurance coverage.

On a quarterly basis, as claims are reported and lawsuits filed, the Company obtains from insurers and a third party claims administrator reports of claims incurred by the Company. These reports contain information relevant to the liability actually incurred to date with that claim as well as the third-party administrator’s estimate of the anticipated total cost of the claim (this estimate is initially developed based on the third-party administrator’s initial review of the facts giving rise to the claim). This information is reviewed by management and provided to the actuary. The actuary uses this information to determine the timing of claims reporting and the development of reserves, and compares the information obtained to its original estimates of liability based on the average-frequency and cost-per claim methodology. Based on the actual claim information obtained and on estimates regarding the number and cost of additional claims anticipated in the future, the reserve estimate for a particular period may be revised upward or downward on a quarterly basis. Thus, the accrual for older periods is determined by using currently-known information to adjust the initial reserve that was created almost exclusively by the “frequency time severity” methodology. For information regarding the amount of accrual by period, see “Business — Reserve for Estimated Self-Insured Professional Liability Claims.”

Any estimate of the Company’s exposure for professional liability claims is inherently uncertain. Some key factors that could lead to differences between amounts estimated and the ultimate amount of any loss are addressed below.

One of the key assumptions in the actuarial analysis is that historical losses provide an accurate forecast of future losses. The loss data is developed from ten years of historical data, and includes losses incurred in periods with significant insurance coverage. The Company’s ability to pay may limit losses in periods of lower insurance or self insurance. The Company’s ability to pay in the future is not considered in the actuarial estimates. Changes in legislation such as tort reform may affect the severity and frequency of claims incurred in future periods. Changes in risk management practices may also affect the frequency of future claims.

Another key assumption is the limit of claims to a maximum of $4.5 million. The actuary has selected this limit based on the Company’s historical data. While most of the Company’s claims have been for amounts less than the $4.5 million, there have been claims at higher amounts, and there may be claims above this level in the future. The facts and circumstances of each claim vary significantly, and the amount of ultimate liability for an individual claim may vary due to many factors, including whether the case can be settled by agreement, the quality of legal representation, the individual jurisdiction in which the claim is pending, and the views of the particular judge or jury deciding the case. To date, the Company has not experienced an uninsured loss in excess of this limit. Management’s policy is to review the actuary report and assumptions each quarter. In the event that management believes it has incurred a loss in excess of this limit, an adjustment to the reserves determined by the actuary would be necessary.

Management believes that the use of actuarial methods that are based on the expected frequency of claims and their average severity over a long period of time, based on historical trends and adjusted quarterly based on known claim development information provides a valid and reasonable method to estimate its liability for professional and general liability claims. Management also believes that expertise in actuarial methodologies is required to estimate liabilities using this methodology and thus employs a third-party actuary to provide this service.

Because of the difficulties discussed above, any estimate of the Company’s professional liability claims is inherently uncertain and therefore actual professional liability costs may differ materially from the accrual, regardless of the assumptions or methodology used. Professional liability costs are material to the Company’s financial position, and differences between estimates and the ultimate amount of loss may cause a material fluctuation in the Company’s reported results of operations. The liability recorded at December 31, 2004, was $42.9 million, compared to current assets of $26.0 million and total assets of $72.4 million. For 2004, the Company’s professional liability expense was a negative $1.9 million, a net benefit resulting from downward revisions in previous estimates. For 2003 and 2002, the Company reported professional liability expenses of $15.1 million and $15.0 million. These expenses are material in relation to the Company’s reported net income from continuing operations of $4.4 million for 2004 and net loss from continuing operations of $12.1 million, and $11.2 million for 2003 and 2002, respectively.]

While each quarterly adjustment to the recorded liability for professional liability claims affects reported income, these changes do not directly affect the Company’s cash position because the accrual for these liabilities is not funded. The Company does not have cash or available resources to pay these accrued professional liability claims or any significant portion thereof. In the event a significant judgment is entered against the Company in one or more of these legal actions in which there is no or insufficient professional liability insurance, the Company anticipates that payment of the judgment amounts would require cash resources that would be in excess of the Company’s available cash or other resources. Any such judgment could have a material adverse impact on the Company’s financial position and cash flows.

SEC Comment

4. Deferred Lease Costs, page F-16

14. Commitments and Contingencies, page F-28

2.	Addressing the relevant accounting literature, tell us in detail how you accounted for your restructured lease agreement with Omega. Provide us with the terms of the lease and your related journal entries for this transaction.

Company Response

In the fourth quarter of 2000, the Company entered into an agreement with Omega Healthcare Investors, Inc. (“Omega”) and the company’s bank and mortgage lenders to restructure its operating leases and debt agreements, resulting in reduction of lease payments, curing existing events of default and extending maturities of related debt agreements. Revised terms of the lease and the related accounting are discussed below.

Revised lease term

As of September 30, 2000, the Company leased 30 nursing homes from Omega under various terms and lease agreements, all of which were accounted for as operating leases. On November 8, 2000, the Company entered into a 10-year restructured lease agreement (the “Settlement and Restructuring Agreement”) with Omega. The Settlement and Restructuring Agreement, effective as of October 1, 2000, provided for reduced future lease costs under an amended lease agreement covering all nursing homes leased from Omega (the “Omega Master Lease”). The initial term of the Omega Master Lease is ten years, expiring September 30, 2010, with an additional ten-year renewal term at the option of the Company, assuming no defaults. Under the Settlement and Restructuring Agreement, Omega agreed to waive all defaults under the previous Omega lease agreements.

Accounting considerations: In accordance with SFAS 13, the restructured lease was evaluated on a “fresh start” basis to determine whether it should be classified as an operating or capital lease. Primarily as a result of the ten year initial lease term in relation to the economic life of the leased property, the restructured lease was classified as an operating lease. The restructured lease did not result in a new classification as the existing lease also met the criteria for operating lease accounting, therefore, no accounting adjustments were required to record the lease restructure other than to record the deferred lease costs, net of the previously deferred gain as disclosed below.

As payment to Omega for entering into the restructured lease, the Company issued a subordinated note payable in the amount of $1,700,000 and 393,658 shares of the Company’s Series B Redeemable Convertible Preferred Stock with a stated value of $3,300,000, as more fully discussed in the Notes to Consolidated Financial Statements. Upon issuance of the subordinated note and the preferred stock, the Company recorded deferred lease costs of $5,000,000. Furthermore, during 1992, the Company entered into an agreement with Omega whereby 21 of the Company’s facilities were sold to Omega and leased back to the Company. The net gain on the sale/leaseback was deferred in accordance with sale/leaseback accounting and was being amortized by the Company over the related lease term as a reduction in lease expense. As of September 30, 2000, the net deferred gain totaled $2,862,000. This amount was reflected as a reduction of the $5,000,000 in new deferred lease costs, resulting in net deferred lease costs of $2,138,000 as of October 1, 2000.

Related Journal Entries: Based on the above transactions, the following entry was recorded for the initial deferred lease costs:

Deferred lease costs	$2,138,000
Deferred gain from prior sale leaseback	$2,862,000
Subordinated Note		$1,700,000
Preferred Stock		$3,300,000

The net deferred lease costs are being amortized as lease expense over the initial ten-year term of the Omega Master Lease.

Each monthly lease expense is recorded in accordance with the treatment given to operating leases (see “restructured lease payments” below).

Restructured Lease Payments

The restructured lease requires Base Rent payments of $10,875,000 during each of the first two years and $11,500,000 for the third lease year. During the fourth through tenth years, Base Rent is the lesser of (i) the Base Rent for the third Lease Year increased by a percentage equal to two times the percentage increase in the consumer price index from the commencement of the third Lease Year to the adjustment date, as applicable, and (ii) the following amounts for each Lease Year:

Lease Year	Base Rent
4	$11,845,000
5	12,200,350
6	12,566,360
7	12,943,351
8	13,331,651
9	13,731,601
10	14,143,549

The total minimum rent for the initial lease term is approximately $124,012,000.

Accounting considerations: The total minimum rent required by these terms over the initial ten year lease term is $124,012,000. The Company recognizes rent expense on a straight-line basis in accordance with SFAS 13. Accordingly, the Company records annual rent expense of $12,401,000 each year, and the difference between the cash payment and the GAAP expense is credited (during the first five years of the lease) or debited (during the last five years of the lease) to a long-term liability for deferred rent.

Related Journal Entries: The entry to record lease expense under Omega Master Lease based on the first lease year, was to debit lease expense for $12,401,000, credit cash $10,874,000, and credit a long-term liability for accrued rent for $1,526,000.

Required Capital Expenditures

The Omega Master Lease also required the Company to fund capital expenditures related to the leased facilities totaling $1,000,000 during the first two years of the initial lease term. The Company is also required to fund annual capital expenditures equal to $325 per licensed bed over the initial lease term (annual required capital expenditures of $994,000), with annual increases in the per bed requirement based on increases in the CPI. Total required minimum capital expenditures over the initial lease term are $10,940,000. These capital expenditures revert to the lessor at the end of the lease term, unless the Company exercises it option to purchase the assets.

Accounting considerations: These minimum capital expenditures are being expensed on a straight-line basis over the initial lease term beginning October 1, 2000.

In 2000, Company evaluated whether such assets and leasehold improvements were owned by the Company or Omega for accounting purposes. The Company determined that the requirement to pay for the improvements was not necessarily determinative of ownership. Although it is not a black and white issue, the Company determined that based on the economic factors of the lease (principally because the assets pass to the lessor at the end of the lease term, unless the Company exercises an option to purchase the assets), Omega was the accounting owner of the leasehold improvements.

For this reason, the Company has consistently accounted for the cost of the required improvements on the same basis as the accounting treatment described in SFAS 13 for minimum rentals, and has charged the committed capital improvements to expense straight-line over the lease term. As a result of this treatment, the minimum required leasehold improvements made during any period are fully depreciated with no carrying value at the end of the period. Because the assets pass to the lessor at the end of the lease term, the salvage (residual) value is zero; all cost should be depreciated. It was not necessary to compute the residual value that passes to the lessor and account for it separately as additional rent.

Leasehold improvements made in addition to the minimum requirement are depreciated over the shorter of their useful economic lives or the remaining lease term. For the leasehold improvements installed in the early years, the economic lives may not run for the remainder of the ten-year original lease term. Some of the early leasehold improvements may be scheduled for replacement before the end of the lease term.

If the company comes into compliance with the lease or Omega waives the defaults, then after the fifth year the company will assess whether renewal of the lease has become reasonably assured. If it has, then the lease term used for purposes of depreciating new leasehold improvements in excess of the minimum required improvements will include the renewal period.

Related Journal Entries: The Company records depreciation expense on fixed assets in use at leased properties based on the shorter of the economic life of the asset or the remaining initial lease term. In lease year one, the remaining lease term was 10 years, and the maximum depreciation life for related assets was therefore 10 years. In the second lease year, the maximum life decreased to 9 years. Assets with useful lives less than the remaining lease term are depreciated over the shorter period of the actual economic life.

The Company adjusts the depreciation allowance for the required minimum capital expenditures. As noted above, the capital expenditures required by the lease total $10,940,000 and revert to the lessor at the end of the lease term. Each year, the Company records an additional depreciation allowance in an amount that will result in the full depreciation of the minimum required capital expenditures at the end of the period.

SEC Comment

5. Asset Impairment and Other Charges, Page F-16

3.	We note that you are currently not in compliance with certain terms of the Omega Master Lease. Tell us the considerations you gave to revising the remaining useful life of your assets with regard to the Omega lease. Refer to paragraph 10 of APB 20. Note that if a revision to the remaining useful life is deemed necessary, it should be considered in developing estimates of future cash flows used to test the asset for recoverability. Refer to paragraph 9 of SFAS 144.

Company Response

The Company has maintained a good working relationship with Omega. There have been no indications from Omega that they intend to exercise their rights given events of default. In 2003, the Company worked with Omega to execute a sublease on four nursing homes in Florida that had been managed by the Company. Omega is the mortgage holder on these properties, and this transaction was an indication of its continuing confidence in the Company. The Company and Omega are currently evaluating capital improvements at several Omega-owned facilities that Omega will fund, another indication of Omega’s confidence in the Company. The Company is amortizing all its assets related to property leased under the Master Lease over the initial lease term, and does not believe it has a basis for a shorter estimated useful life. Management believes the current disclosures are adequate. We disclose the amount of remaining net book value of property related to the Omega lease, and indicate the possible impacts of defaults under the master lease.

SEC Comment

4.	Provide us with more details of your impairment analysis. Tell us the terms you used to project the cash flows for the properties evaluated. In addition, tell us if your analysis was impacted by the non-compliance with “certain debt covenants” and other provisions in the lease agreements which could result in the event of the default.

Company Response

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of the carrying values of its properties on a property by property basis. On a quarterly basis, the Company reviews its properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future cash flows from a property compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the fair value of the property.

The reviews are made on a facility by facility basis. Estimated facility-level cash flow is determined using net income before taxes, interest, depreciation and amortization. Professional liability costs are adjusted to reflect the cash outlay for such costs.

Undiscounted cash flow determined in this manner is used to compute the period of time required to recover the net book value of non-current assets. A benchmark of 25 years is considered to be the maximum life supportable.

Facilities identified with recovery periods in excess of the benchmark are further evaluated using additional factors, including budgeted cash flows for the next year computed on the same basis, consideration of expected cash flows in future years, estimated sales values for owned facilities, and other factors that could impact future cash flows.

The Company takes into consideration factors such as the termination of leases or foreclosure by lenders when it believes such events are likely to occur as a result of events of default under debt agreements or other provisions of the lease agreements. As noted above, the Company maintains a good working relationship with Omega, and does not believe it is necessary to assume termination of the Omega leases in its cash flow projections for facilities under the Omega Master Lease. Similarly, the Company has been able to obtain extensions of maturities of debt with its lenders, and recently financed a new loan with GMAC Commercial Mortgage, its primary mortgage lender. As a result, noncompliance with debt and lease agreements has not impacted the cash flow analysis for the related properties.

SEC Comment

14. Commitments and Contingencies

Florida Leases, page F-29

5.	We note that you evaluate additional rentals each quarter and record additional expense as incurred. Tell us how you comply with paragraph 17 of EITF 98-9. Revise your disclosures to clarify your accounting.

Company Response

Paragraph 17 of EITF 98-9 requires that contingent rents be recognized in advance of achieving specified targets if it is probable that those targets will be met.

The terms of the Florida leases impose additional rent based on quarterly measurements of profitability. The quarterly periods coincide with the Company’s fiscal calendar. The Company performs these measurements each quarter and records any rent as indicated. As a result of the quarterly measurement process, Management believes it complies with the requirements of paragraph 17 of EITF 98-9 and that no revision to its disclosure is required.

SEC Comment

Reserve for Estimated Self-Insured Professional Liability Claims, Page F-31

6.	Tell us about your downward adjustments in the accrual for self-insured risks associated with professional liability claims. Provide a quantitative analysis for the settlement of “certain claims for amounts less than previously estimated.”

Company Response

Following is a summary of activity related to the accrual for professional liability claims for 2004:

Professional liability accrual,
December 31, 2003	$47,240,000
Actuarially determined provision for the year	17,517,000
Effects of settlements and other reductions	(18,572,000)
Payments	(3,286,000)

Professional liability accrual,
December 31, 2004	$42,899,000

The amounts above include both continuing and discontinued operations, and represents the total gross changes in the professional liability accrual for the year. The actuarial provision for each current period in 2004 was determined from the quarterly actuarial reports for 2004, and as noted in response to question 1 above, represents primarily an accrual for IBNR claims developed using a severity times average cost methodology. The downward adjustments during 2004 of the accrual for prior periods resulted from the actuary’s quarterly review of its accrual for each period using the following methodology: As claims are reported and lawsuits filed, the Company’s insurers and third party claims administrator report each claim incurred by the Company. These reports contain information relevant to the liability actually incurred to date with respect to that claim, including the amount of any claim settlements or verdicts occurring during the previous quarter, as well as the third-party administrator’s general estimate of the anticipated total cost of the claim (this estimate is initially developed based on the third-party administrator’s initial review of the facts giving rise to the claim). The actuary reviews this information and compares the information obtained to its original estimates of liability for a period based on the average-frequency times cost-per claim methodology. Based on the actual claim information obtained and on estimates regarding the number and cost of additional claims anticipated in the future, the initial reserve for a particular period may be adjusted upward or downward on a quarterly basis. Thus, the accrual for older periods is determined by using currently-known information to adjust the initial reserve that was created almost exclusively by the “frequency times severity” methodology. Because the initial accrual for a period is not based on specific claims, it is not always possible to quantify precisely on a claim specific basis the amount by which claims were settled for less than previously estimated. However, once the statute of limitations precludes the filing of any new claims related to an older period, the accrual for that period consists solely of an estimate of future liability for known claims. If these claims are resolved for less than the amount accrued, the reduction in the accrual relates solely from the entry of settlement of certain claims for amounts less than previously estimated. As noted above, the actuary evaluates reserves on a blended basis, taking into consideration both current loss reserves and frequency and severity estimates. Settlements of claims will have a direct impact on amounts reserved for a specific claim, but also impact the “development” of future claims and IBNR claims in the actuarial valuation. If current trends continue, the Company anticipates that its total accrual for professional liability claims will continue to decrease. This drop will result from a combination of factors, with the two primary ones being that, over the last few years, a smaller number of claims per total number of beds has been asserted than during earlier years, and the Company has generally resolved claims over the last few years for lower amounts than had been paid during earlier periods. If, however, the current trends do not continue and the Company incurs in the future an increased number of claims and/or has to pay several significant claims, then the overall accrual may stop declining and may even increase again. It is for these reasons that the Company emphasizes in its disclosure that it is likely that the accrual will fluctuate up and down each quarter and that these fluctuations may have a material impact on the Company’s operating results.

SEC Comment

Healthcare Industry and Legal Proceedings, Page F-35

7.	We refer to your discussions of the prepayment review on approximately 80 Medicare Part B occupational therapy claims at 26 of your facilities. Tell us more about this prepayment review and its accounting impact. Also, tell us how this review impacts your analysis of allowance for uncollectible accounts receivable.

Company Response

The prepayment review was conducted by AdminaStar, the Company’s Medicare fiscal intermediary, as part of a review of the Company and other providers to determine that reimbursements are being made in accordance with Medicare rules and regulations. From the Company January 2005 billings, AdminaStar selected approximately 80 claims, totaling approximately $76,000. Management believes that its billings are in accordance with Medicare guidelines and expects that it will receive reimbursement for all affected claims once the prepayment review is complete. Management is not aware of any changes in billing practices required as a result of this review. As a result, the prepayment review had no impact on our analysis of allowance for uncollectible accounts receivable at December 31, 2004.

Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me or William R. Council, Chief Executive Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ L. Glynn Riddle

L. Glynn Riddle
Chief Financial Officer